UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

November 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

( Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29089Q 10 5		13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fuad El-Hibri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,454,327*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 151,047*
	8	SHARED DISPOSITIVE POWER 14,698,292*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,454,327*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 81.4%**
12	TYPE OF REPORTING PERSON* IN

* Pursuant to a voting agreement dated June 30, 2004, Fuad El-Hibri has the power to direct the voting of a majority in interest of the voting group, which consists of Intervac, L.L.C., BioPharm, L.L.C., Michigan Biologic Products, Inc., Biovac, L.L.C., Biologika, L.L.C., Intervac Management, L.L.C. and ARPI, L.L.C. Under the voting agreement, each member of the voting group has appointed Mr. El-Hibri, in his capacity as the General Manager of Intervac, L.L.C., as proxy to vote the shares of stock of Emergent BioSolutions Inc. (the “Issuer”) owned by each member. As of the date of this filing, Intervac, L.L.C., BioPharm, L.L.C., Michigan Biologic Products, Inc., Biovac, L.L.C., Biologika, L.L.C., Intervac Management, L.L.C. and ARPI, L.L.C. own 8,314,819, 4,065,043, 1,934,849, 1,599,155, 1,375,084, 719,275 and 658,254 shares of the Issuer, respectively. Mr. El-Hibri also has sole voting power over the 3,636,801 shares of the Issuer owned by Microscience Investments Limited (“Microscience”) pursuant to a voting agreement dated August 11, 2006 under which Microscience gave BioPharm, L.L.C. the authority to vote all shares of the Issuer owned by Microscience in the same manner and to the same extent as BioPharm, L.L.C. votes its own shares of the Issuer.

Mr. El-Hibri has shared dispositive power with each of Intervac, L.L.C., Intervac Management, L.L.C., BioPharm, L.L.C. and Biovac, L.L.C. over the shares of the Issuer owned by each respective entity. Mr El-Hibri has sole voting and dispositive power over the 86,312 shares of the Issuer that he owns pursuant to his exercise of options on November 20, 2006, as reported in his Form 4, filed with the SEC on November 21, 2006. Mr. El-Hibri also has sole voting and dispositive power over the 64,735 shares of the Issuer subject to stock options that are fully vested and exercisable within 60 days of this filing, as reported in each of his Form 4s, filed with the SEC on November 17 and November 21, 2006.

** Based on 27,596,249 shares of Emergent BioSolutions Inc. issued and outstanding as of December 31, 2006.

Item 1(a)	Name of Issuer:

Emergent BioSolutions Inc.

Item 1(b)	Address of Issuer’s Principal
Executive Offices:

2273 Research Blvd.
Suite 400
Rockville, Maryland 20850

Item 2(a)	Name of Person Filing:

Fuad El-Hibri

Item 2(b)	Address of Principal Business
Office or, if None, Residence:

2273 Research Blvd.
Suite 400
Rockville, Maryland 20850

Item 2(c)	Citizenship/Place of Organization:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

29089Q 10 5

Item 3	Not applicable.

Item 4	Ownership.

(a)	Amount Beneficially Owned: 22,454,327

(b)	Percent of Class:	81.4%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the
vote:	22,454,327

(ii)	shared power to vote or to direct
the vote:	Not applicable.

(iii) sole power to dispose or to direct the

disposition of:	151,047

(iv) shared power to dispose or to direct
the disposition of:	14,698,292

Item 5	Ownership of Five Percent or Less of a
Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of
Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

Fuad El-Hibri

By:	/s/Fuad El-Hibri

Name: Fuad El-Hibri